Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

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HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

September 18, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Draft Registration Statement on Form F-1
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (together with its subsidiaries, the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We enclose herewith five (5) courtesy copies of the Registration Statement, which has been marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on August 30, 2017 (the “August 30 Submission”).

The Company has responded to the comments contained in the comment letter dated September 14, 2017 from the Staff (the “Staff”) of the Commission (the “September 14 Comment Letter”) by revising the August 30 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the August 30 Submission to update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments in the September 14 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

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Risk Factors

Risks Relating to Our Business and Industry

The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation..., page 30

1.	We note your revised disclosure concerning new regulations concerning the “financing guarantee business” which will become effective October 1, 2017. Please present this risk separately under its own descriptive heading. In addition, please tell us whether you intend to seek approval to operate as a financing guarantee company and/or modify your business operations to avoid engaging in the financing guarantee business. Please also disclose the percentage of total loans for which you currently would be required to make payments to your funding partners in the event of a borrower’s default.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Registration Statement.

The Company respectfully advises the Staff that it does not believe it is operating financing guarantee business or is a financing guarantee company within the meaning of the Financing Guarantee Rules. The Company compensates the relevant institutional funding partners for borrowers’ defaults. While such payment obligations may be deemed to be financing guarantees, the Company does not offer them as a line of business. Instead, the Company facilitates transactions between institutional funding partners and borrowers, and the guarantees are offered to complement the Company’s loan facilitation business. As such, the Company does not believe it is operating financing guarantee business, and it does not plan to seek approval for conducting financing guarantee business given its current business model.

The Company further respectfully advises the Staff that it expects the regulatory environment to continue to evolve. Should the Company become subject to any approval requirement relating to the extension of guarantees, it will either seek such approval or modify its business practice to ensure compliance with the applicable regulations.

Business

Strengths and Strategies

Funding

Funding Provided Directly by Institutional Funding Partners, page 164

2.	We continue to evaluate your responses to comments 7 through 13 and may have further comments.

The Company acknowledges the Staff’s comment.

Credit Approval and Servicing Process

Stage 5: Servicing and Collection, page 175

3.	Briefly disclose the steps you are required to take to conclude that you have “exhausted” your collection efforts. Considering the large number of transactions that you process, please disclose whether you are selective in your collection efforts or whether you contact every single borrower whose loan is past due. In that case, please disclose how you select which borrower to pursue through your collection efforts. In addition, please identify the percentage of loans which are charged-off due to death of borrower and due to identification of fraud which is officially reported to and filed with relevant law enforcement departments. We may have additional comments following review of your response.

The Company respectfully advises the Staff that its collection efforts with respect to a credit drawdown is exhausted upon the completion of the steps required by its collection policy. As disclosed on page 178 of the Registration Statement, the Company’s collection process is divided into distinct stages based on the severity of delinquency. Automatic reminders through text and instant messages are sent to a delinquent borrower as soon as the collections process commences. If the payment is still outstanding after these reminders, the Company’s collection system will initiate automated voice calls. In the event such efforts remain unsuccessful, the Company’s collection team will make phone calls and disclose such delinquency to Zhima Credit if a payment is more than 20 calendar days past due. The Company’s policies require at least four attempts to reach delinquent borrowers by phone. If the phone number provided by a borrower is no longer valid, the Company will seek to identify a valid phone number by utilizing online search engines to find a phone number associated with the name, address or other information provided by the borrower. For larger amounts past due, the Company may also conduct in-person visits.

The Company further respectfully advises the Staff that its collection efforts extend to every delinquent borrower. However, as disclosed on page 178 of the Registration Statement, the Company allocates different amounts of resources to different delinquent borrowers. For larger amounts past due, the Company may conduct in-person visits in addition to contacting the borrowers by phone. The Company has also developed a machine learning algorithm designed to identify credit drawdowns that are more likely to become longer-term delinquent or even uncollectible. Higher risk borrowers are allocated with additional collection resources.

In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement that its collection efforts extend to all delinquent borrowers. In addition, in response to the Staff’s comment 4 below, the Company has revised its financial statements and has charged off all the respective loans that are 180 days past due and therefore deemed uncollectible for the relevant periods. The Company has also revised the relevant disclosures on page 178 and elsewhere in the Registration Statement.

The table below sets forth charge-offs due to borrower’s death, charge-offs due to identified frauds and charge-offs due to amounts outstanding 180 calendar days past due and therefore deemed uncollectible, both in absolute amount and as a percentage of total charge-off, for the periods presented.

	Year Ended December 31,					Six Months Ended June 30,
	2015		2016			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
Charge-offs due to borrower’s death	32,003	0.3	2,005	296	*	—	—	47,444	6,998	0.1
Charge-offs due to identified frauds	536,904	4.3	3,472,960	512,289	7.0	—	—	1,945,627	286,995	2.9
Charge-offs due to amounts outstanding 180 calendar days past due and therefore deemed uncollectible	12,021,790	95.4	45,952,507	6,778,355	93.0	16,488,275	100.0	65,171,700	9,613,337	97.0

Total charge-offs	12,590,697	100.0	49,427,472	7,290,940	100.0	16,488,275	100.0	67,164,771	9,907,330	100.0

*	Less than 0.1%

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Allowance for Loan Principal and Financing Service Fee Receivables, Page F-22

4.	We note your response to comment 4. In accordance with ASC 310-10-35-4 and Subtopic 450-20 of ASC 310-10-35-8, an impairment loss on receivables shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. Based on the information disclosed in your registration statement and in your responses, your charge-off policy does not appear to follow this U.S. GAAP guidance.

Please revise your financial statements to accurately reflect the charge-off of overdue and impaired loans in the appropriate reporting periods. Please also provide us with detailed information supporting the appropriateness of the allowance for loan losses after the charge-off of overdue and impaired loans under the roll-rate based model. This information should be provided for the audited period ended December 31, 2016 as well as the interim period ended June 30, 2017. Please also tell us the additional loan loss provisions required to be recorded during these time periods, if any, to properly reflect the allowance for loan losses and provide us with the revised key financial metrics and ratios you used to evaluate the appropriateness of the allowance for loan losses.

In response to the Staff’s comment, the Company has revised its financial statements and has charged off all the respective loans that are 180 days past due and therefore deemed uncollectible for the relevant periods. The Company has also revised the relevant disclosures on page 178 and elsewhere in the Registration Statement.

The Company further advises the Staff that the allowance for loans 180 days past due are fully provided for, and the allowance for each delinquency stage before considering charge off of all loans that are 180 days past due is set forth in the table below.

	Current	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days
As of December 31, 2015
Loan principal and financing service fee receivables (RMB’000)	2,229,431	10,739	4,889	4,477	3,434	4,142	4,039	2,261,151	12,022
Allowance for loan principal and financing service fee receivable (RMB’000)	11,555	5,031	3,706	3,685	2,948	3,627	3,634	34,186	12,022
Allowance ratio	0.52%	46.85%	75.80%	82.31%	85.85%	87.57%	89.97%	1.51%	100.00%

	Current	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days
As of December 31, 2016
Loan principal and financing service fee receivables (RMB’000)	4,877,508	76,684	20,305	15,358	11,429	9,187	9,154	5,019,625	57,974
Allowance for loan principal and financing service fee receivable (RMB’000)	18,891	33,850	14,780	12,280	9,383	7,857	8,072	105,113	57,974
Allowance ratio	0.39%	44.14%	72.79%	79.96%	82.10%	85.52%	88.18%	2.09%	100.00%

	Current	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days
As of June 30, 2017
Loan principal and financing service fee receivables (RMB’000)	9,400,479	75,926	30,698	24,094	18,425	16,930	20,390	9,586,942	123,146
Allowance for loan principal and financing service fee receivable (RMB’000)	30,757	26,711	18,612	16,950	13,666	13,486	16,763	136,945	123,146
Allowance ratio	0.33%	35.18%	60.63%	70.35%	74.17%	79.66%	82.21%	1.43%	100.00%

As presented in the above table, the balance of loans 180 days past due was fully offset by the allowance before charge off, so the charge off will only result in a net off, of the balance of loan principal and financing service fee receivables and its allowance.

In addition, by applying the roll rate-based model, the Company uses the loan principal and financing service fee receivables by each delinquency stage without considering the impact of charge off. Therefore, the charge off has no impact to the allowance calculation in the roll rate model. The Company also adjusts its roll rate-based model for Chinese macroeconomic factors, including gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes.

The Company further advises the Staff that after reassessing the impact of charge off, the Company believes that its allowance for loan losses is appropriate and no additional loan loss provision is required to be recorded.

Audited Consolidated Balance Sheet as of December 31, 2016 and Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2017, page F-66

5.	We note your response to comment 5. It is unclear how you determined the balances in the pro forma shareholders’ equity accounts (ordinary shares, APIC, retained earnings) in the periods presented. Please tell us how each preferred series converts into ordinary shares and provide a rollforward that details the “as of” balances in the periods presented to the pro forma balances in the periods presented.

The Company respectfully advises the Staff that each series of convertible preferred shares will be automatically converted into 222,460,486 Class A ordinary shares on a one-for-one basis upon the completion of this initial public offering. The Company provided a roll forward that details the “as of” balances in the period presented to the “pro forma” balances in the period presented as follows:

	Note	As of June 30, 2017	+ (-) Pro forma Conversion		Pro forma shareholders’ equity as of June 30, 2017
		RMB (‘000)	RMB (‘000)	US$ (‘000)	RMB (‘000)	US$ (‘000)
Ordinary Shares (USD 0.0001 par value)	1	50	(50)	(7)	—	—
Class A voting ordinary shares (USD 0.0001 par value)	2	—	157	23	157	23
Class B voting ordinary shares (USD 0.0001 par value)	3	—	44	6	44	6
Additional paid-in capital	4	112,635	2,129,885	314,175	2,242,520	330,789
Accumulated (deficit) / retained earnings	4	(2,537,234)	3,813,938	562,587	1,276,704	188,323
Total shareholders’ equity / (deficit)		(2,424,549)	5,943,974	876,784	3,519,425	519,141

Note 1:	63,491,172 ordinary shares will be converted into Class B voting ordinary shares, whilst 8,286,412 voting ordinary shares will convert into Class A ordinary shares.
Note 2:	8,286,412 ordinary shares (Note 1) and 222,460,486 convertible preferred shares will be converted into Class A voting ordinary shares.
Note 3:	63,491,172 ordinary shares (Note 1) will be converted into Class B voting ordinary shares.
Note 4:	Upon the completion of this initial public offering, the Series A, B and C convertible preferred shares totaling RMB5,943,978,230 as of June 30, 2017, will be converted into 222,460,486 Class A ordinary shares. The amount in excess of the par value (US$0.0001) will be recorded in additional paid-in capital. Furthermore, the Company will reclassify RMB 3,813,937,831 from additional paid-in-capital to retained earnings upon completion of the offering.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer

Carl Yeung, Chief Financial Officer

      Qudian Inc.

Daniel Fertig

David Lee

      Simpson Thacher & Bartlett

David Zhang

Benjamin Su

Steve Lin

      Kirkland & Ellis LLP

Ron Yan

      Ernst & Young Hua Ming LLP